Kelso Technologies Inc.

("Kelso" or the "Company")

2023 Sustainability Report

Sustainability Accounting Standards Board (SASB) Index

Forward-Looking Statements

LEGAL NOTICE REGARDING FORWARD-LOOKING STATEMENTS

This report contains "forward-looking statements" within the meaning of applicable securities laws that reflect the Company's current expectations, forecasts and assumptions. Generally, forward looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words or phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward looking statements in this report include, but are not limited to, goals related to achieving the sustainable management and efficient use of resources available by 2023, maintaining industry leading performance, improving global resource efficiency in consumption and production by 2023, decoupling economic growth from environmental degradation and substantially reducing waste generation through prevention, reduction, recycling, and reuse by 2030; plans to conduct an annual analysis to ensure gender, racial and ethnicity pay equity; increasing female representation in senior management and board roles; strengthening diversity in hiring and retention initiatives; and charitable initiatives.

Such forward looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results expressed or implied by such forward looking statements.

These include, but are not limited to, the economic condition of the railroad industry, which is affected by numerous factors beyond the Company's control including slow sales cycles, creation and adoption of new technologies, and the existence of present and possible government regulation and competition. Although Kelso believes the Company's anticipated future results, performance or achievements expressed or implied by the forward-looking statements are based upon reasonable assumptions and expectations, it can give no assurance that such expectations will prove to be correct. The reader should not place undue reliance on forward-looking statements as such statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Kelso to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements.

Such risks and uncertainties include, without limitation; the risk that the Company's products may not work as well as expected; the Company may not be able to break in to new markets because such markets are served by strong and embedded competitors or because of long-term supply contracts; the Company may not be able to grow and sustain anticipated revenue streams; the Company may have underestimated the cost of product development and the time it takes to bring products to market; the Company may not be able to finance the Company's intended product development; that Management may not be able to continue to initiate new product strategies to secure a more reliable growth of financial performance in the future; the Company's products may not sell as well as expected, and competitors may offer better or cheaper alternatives to the Company's products; the Company's technologies may not be patentable, and if patents are granted, the Company may not be able to protect the Company's investment in intellectual property if the Company's patents are challenged; the Company's intended technologies may infringe on the intellectual property of other parties; the Company may not have any parties interested in licensing the Company's technology as expected and certain other risks detailed from time-to-time in Kelso's public disclosure documents.

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Although the Company has attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that could cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements.

Accordingly, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made. Readers are advised to consider such forward-looking statements the risks set forth in the "Risks and Uncertainties" section of the Company's most recent MD&A and in the current Annual Report. The Company does not undertake to update any forward-looking statements that are incorporated by reference or contained herein, except in accordance with applicable securities laws. Additional information about the Company and Kelso's business activities is available under the Company's profile on SEDAR at www.sedarplus.ca in Canada and on EDGAR at www.sec.gov in the United States or the Company's website at www.kelsotech.com.

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2023 Kelso Technologies Inc. SASB Disclosure

Kelso is a diverse product engineering company that specializes in the development, production and distribution of proprietary equipment used in transportation applications.  Over the past decade the Company's reputation has been earned as a developer and reliable supplier of high-quality rail tank car equipment used in the handling and containment of hazardous commodities during transport.  All Kelso products are developed with emphasis on economic and operational advantages to customers while mitigating the impact of human error and environmental releases.  The Company offers specialized rail tank car and truck tanker equipment, first responder emergency response equipment and "road-to-no-road" suspension systems for motor vehicles being used in rugged wilderness terrains.

Our rail equipment supports assets with long useful lives, so we proactively run our business with a long-term view.  We operate and grow in a sustainable and socially responsible manner.  We are also committed to continuously improving the measurement and the transparency of our environmental, social, and governance ("ESG") disclosures and practices.  The Governance Committee has primary responsibility for oversight of our ongoing ESG efforts.

This is the second full year Kelso is presenting metrics specified in the Sustainability Accounting Standards Board (SASB) reporting format.  Kelso considered the SASB framework for the Industrial Machinery & Goods standard to be relevant for our business.

For more details on Kelso's ESG strategy, accomplishments, and corporate governance guidelines, please visit the Sustainability and Corporate Governance pages on the Company's website at www.kelsotech.com.

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SASB 2023 Index

Industrial Machinery & Goods

SASB Topic	Accounting Metric	Unit of Measure	Disclosure/Comments	Sustainable Development Goals and Targets
Energy Management	Total Energy Consumed	Kilowatts (kWh)	Est. 72,000 kWh in 2023	By 2030, achieve the sustainable management and efficient use of resources available.
	Percentage of electricity from grid	%	100% of the electricity is from the grid
	Percentage of electricity from renewable sources	%	0% of the electricity is sourced from renewable sources
Employee Health and Safety	Total Recordable Injury Rate (TRIR)	Rate	FY22 TRIR was 0; FY23 TRIR was 0	Maintain industry leading performance.
	Fatality Rate	Number	FY22 no fatalities; FY23 no fatalities
	Near Miss Frequency Rate (NMFR)	Rate	Not measured, but it is Kelso's policy to review all work-related environmental, health and safety incidents, including near misses, and to take corrective action as required. Annual Health and Safety audits are completed as well to ensure proper procedures are in place to avoid work related injuries.
Fuel Economy & Emissions in use-phase	Sales-weighted fleet fuel efficiency for medium and heavy-duty vehicles	Gallons per 1,000 ton-miles	Not applicable to Kelso.	Not applicable.
	Sales-weighted fuel efficiency for non-road equipment Sales-weighted fuel efficiency for stationary generators. Sales-weighted emissions of (a) Nitrogen Oxides and (b) Particulate Matter for: (1) marine diesel engines, (2) locomotive diesel engines, and (3) other non-road diesel engines	Gallons per hour Watts per hour Grams per kilowatt hour	Kelso does not make equipment with engines for transportation.

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SASB Topic	Accounting Metric	Unit of Measure	Disclosure/Comments	Sustainable Development Goals and Targets
Remanufacturing Design & Services	Revenue from remanufactured products and remanufacturing services	$	Kelso's repair and recertification business generated 40% of FY23 annual revenue.	Through 2030 improve global resource efficiency in consumption and production. Endeavor to decouple economic growth from environmental degradation.
Materials Sourcing	Description of the management of risks associated with the use of critical materials	Not applicable	Kelso responsibly sources the parts used to build our products.	By 2030 substantially reduce waste generation through prevention, reduction, recycling, and reuse.
Activity Metrics	Number of units produced by product category	Number	Sales data is provided in Kelso's Annual Report and Form 20-F.	Not applicable.
	Number of employees	Number	30

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Key ESG Initiatives and Accomplishments

(ESG principles have always been a core part of Kelso's vision and now receive independent oversight from the Governance Committee of the Board of Directors.)

Health and Safety	Human Capital Management	Environmental Impact	Community Engagement
As a company in an essential industry, Kelso has continued to keep employees safe and our plant operating without interruption throughout the COVID-19 pandemic and the following economic downfall.	Conduct annual analysis to ensure gender, racial and ethnicity pay equity.	Published our second annual Sustainability Accounting Standards Board (SASB) Report.	Support United Way of Dallas and their wellness initiatives.
Continuing long-term improvement of workplace safety metrics in our business.	Continue to increase female representation in senior management and board roles.	Initiated an assessment of our full value chain impacts on the environment in an effort to identify opportunities to reduce those impacts.	Support Cancer Foundation in British Columbia.
	Continue to strengthen our diversity hiring and retention initiatives.	Continue to pursue programs to reduce waste.	Support local programs in Fannin and Grayson Counties to help children in need.
In addition to Company-sponsored volunteer projects, implemented paid time off for employees to volunteer in their communities for a cause personally meaningful to them.

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